Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of Equitrans Midstream Corporation for the registration of 30,018,446 Series A Perpetual Convertible Preferred Shares and underlying shares of common stock issuable upon conversion of the Series A Perpetual Convertible Preferred Shares and to the incorporation by reference therein of our reports dated February 21, 2023, with respect to the consolidated financial statements of Equitrans Midstream Corporation, and the effectiveness of internal control over financial reporting of Equitrans Midstream Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania

July 7, 2023